UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

2 Leonardo Da Vinci Street, 24th Floor
Tel Aviv, Israel 6473309
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Perion Network Ltd. (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A to provide an updated version of the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” section previously included in the Proxy Statement furnished on November 13, 2025, in a Report of Foreign Private Issuer on Form 6-K. The updated section below reflects the inclusion of a line item that was inadvertently omitted from the beneficial ownership chart in the original Proxy Statement. No other changes have been made to the Proxy Statement or to the proxy card previously furnished.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned by all persons known by us to beneficially own more than 5% of our Ordinary Shares and by our directors and executive officers, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants, RSUs or stock options that are vested or will vest within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 40,427,762 Ordinary Shares outstanding as of November 5, 2025 (such amount excludes 115,339 Ordinary Shares held by the Company).

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Greater than 5% Shareholders
Harel Insurance Investments & Financial Services Ltd. (1)	3,674,472	9.09%
Private Capital Management, LLC(2)	3,212,903	7.95%
Phoenix Financial Ltd.(3)	2,378,654	5.88%
Executive Officers and Directors
All directors and executive officers as a group (9 persons) (4)	711,411	1.76%

(1)
Based on a notification received via email by the Company from Harel Insurance Investments & Financial Services Ltd. (“Harel”), indicating of its holdings in the Company as of September 30, 2025. Prior to that, Harel filed an Amendment No. 4 to Schedule 13G with the SEC on August 5, 2025, which set forth that its holdings in the Company were 3,961,645 Ordinary Shares. Of the 3,961,645 Ordinary Shares reported as beneficially owned by Harel: (i) 3,961,642 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 3 Ordinary Shares are beneficially held for its own account. The address of Harel is Harel House, 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(2)
Based solely upon, and qualified in its entirety by reference to, the Schedule 13F-HR filed with the SEC on August 14, 2025, by Private Capital Management, LLC (“PCM”). Prior to that, PCM filed a Schedule 13G on October 1, 2024, indicating that it beneficially owned 2,692,825 Ordinary Shares of the Company. Of these 2,692,825 Ordinary Shares beneficially owned by PCM: (i) 1,160,715 Ordinary Shares are held for PCM’s own account; and (ii) 1,532,110 Ordinary Shares are shares for which PCM exercises shared voting authority with PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client’s discretion.

(3)
Based on a notification received via email by the Company from Phoenix Financial Ltd. (“Phoenix”), indicating of its holdings in the Company as of September 30, 2025. Prior to that, Phoenix filed an Amendment No. 17 to Schedule 13G with the SEC on July 23, 2025, which set forth that its holdings in the Company were 2,591,928 Ordinary Shares. The securities reported by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of Phoenix is 53 Derech Hashalom St., Givataim, 53454, Israel.

(4)	Includes 156,918 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of November 5, 2025.

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This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Files Nos. 333-262260, 333-266928, 333-272972, 333-279055, 333-282649, 333-284011 and 333-287426).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: November 17, 2025